UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

JAMES HARDIE INDUSTRIES PUBLIC LIMITED COMPANY

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G4253H119

(CUSIP Number)

December 31, 2019

Date of Event which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4253H119

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australian Capital Territory, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 27,856,032*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 27,856,032*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,856,032*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 6.29% (based on 443,000,471 shares outstanding)
12.	TYPE OF REPORTING PERSON BK/HC

*	Held in the form of 27,856,032 shares of CHESS Depository Interests (“CDIs”), with 1 CDI representing 1 share of Common Stock

CUSIP No. G4253H119

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Holding Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,245,397*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,245,397*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,245,397*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.92% (based on 443,000,471 shares outstanding)
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 26,245,397 shares of CHESS Depository Interests (“CDIs”), with 1 CDI representing 1 share of Common Stock

CUSIP No. G4253H119

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Insurance Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,245,397*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,245,397*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,245,397*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.92% (based on 443,000,471 shares outstanding)
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 26,245,397 shares of CHESS Depository Interests (“CDIs”), with 1 CDI representing 1 share of Common Stock

CUSIP No. G4253H119

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Capital 121 Pty Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,863,861*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,863,861*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,863,861*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.84% (based on 443,000,471 shares outstanding)
12.	TYPE OF REPORTING PERSON HC

*	Held in the form of 25,863,861 shares of CHESS Depository Interests (“CDIs”), with 1 CDI representing 1 share of Common Stock

CUSIP No. G4253H119

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 25,254,140*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 25,254,140*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,254,140*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.70% (based on 443,000,471 shares outstanding)
12.	TYPE OF REPORTING PERSON IV

*	Held in the form of 25,254,140 shares of CHESS Depository Interests (“CDIs”), with 1 CDI representing 1 share of Common Stock

Item 1.

(a) Name of Issuer:                                                              JAMES HARDIE INDUSTRIES PUBLIC LIMITED COMPANY

(b) Address of Issuer’s Principal Executive Offices:         2nd Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office

(c) Citizenship

Commonwealth Bank of Australia

Ground Floor Tower 1, 201

Sussex Street, Sydney, NSW,

2000, Australia

Commonwealth of Australia

Australian Captial Territory

Colonial Holding Company Limited

Ground Floor Tower 1, 201

Sussex Street, Sydney, NSW,

2000, Australia

Commonwealth of Australia

New South Wales

Commonwealth Insurance Holdings Limited

Ground Floor Tower 1, 201

Sussex Street, Sydney, NSW,

2000, Australia

Commonwealth of Australia

New South Wales

Capital 121 Pty Limited

Ground Floor Tower 1, 201

Sussex Street, Sydney, NSW,

2000, Australia

Commonwealth of Australia

New South Wales

Colonial First State Investments Limited

Ground Floor Tower 1, 201

Sussex Street, Sydney, NSW,

2000, Australia

Commonwealth of Australia

New South Wales

(d) Title of Class of Securities:                                             Common Stock

(e) CUSIP Number:                                                              G4253H119

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☒	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Colonial First State Investments Limited is an investment company registered pursuant to the law of the jurisdiction in which it is located.

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☐

Item 4.	Ownership:

(a) Amount beneficially owned:     Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b) Percent of class:                         Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:	Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii) Shared power to vote or to direct the vote:	Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii) Sole power to dispose or to direct the disposition of:	Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv) Shared power to dispose or to direct the disposition of:	Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the relevant subsidiaries referenced in Exhibit 99.2 to this Schedule 13G are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s), and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14 day of January 2020

Commonwealth Bank of Australia

By:	/s/ Kara Nicholls
Name:	Kara Nicholls
Title:	Company Secretary

Colonial Holding Company Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

Commonwealth Insurance Holdings Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

Capital 121 Pty Limited

By:	/s/ Michael Venter
Name:	Michael Venter
Title:	Director

Colonial First State Investments Limited

By:	/s/ Bernadette Watts
Name:	Bernadette Watts
Title:	Company Secretary

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filling Agreement

99.2	Item 7 Information